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                                                                     EXHIBIT 13

                  [GLOBAL INDUSTRIAL TECHNOLOGIES, INC. LOGO]

FOR IMMEDIATE RELEASE
INVESTOR CONTACT: GEORGE PASLEY                      MEDIA CONTACT: LARRY NANCE
V.P. COMMUNICATIONS                 MANAGER, CORPORATE RELATIONS/PUBLIC AFFAIRS
214-953-4510                                                       214-953-4518
WEB SITE: PRNEWSWIRE.COM/GIX

                  GLOBAL INDUSTRIAL TECHNOLOGIES EXTENDS ITS
                    TENDER OFFER FOR A. P. GREEN INDUSTRIES

DALLAS, TEXAS (JUNE 12, 1998)--Global Industrial Technologies, Inc. (NYSE: GIX) announced today that its cash tender offer for all of the outstanding shares of common stock of A. P. Green Industries, Inc. (NYSE: APK) has been extended to 5:00 p.m., ET, on Friday, June 26, 1998.

Global announced that it has been advised by Harris Trust and Savings Bank, the Depositary for the tender offer, that as of 5:00 p.m., ET, on Thursday, June 11, 1998, approximately 6.7 million shares of common stock of A. P. Green had been validly tendered and not withdrawn, representing approximately 83% of the outstanding shares of common stock of A. P. Green.

Global previously announced that it received a request for additional information from the Federal Trade Commission on March 31, 1998. To resolve concerns raised by the Staff of the Commission relating to the supply of silica refractory materials, Global has made a proposal to the Commission pursuant to which Global would agree to sell, on terms that would be subject to prior Commission approval, the A. P. Green silica refractory materials business, including A. P. Green's silica refractory materials plant in Lehi, Utah. Under Global's proposal, Global would be able to close its tender offer for A. P. Green shares and sell the silica refractory materials business later (with customary provisions in the event Global cannot sell the silica refractory materials business in the time and on the terms that would be specified). Although Global believes that the Commission will find its proposal acceptable, the Commission must review the proposal and decide whether to accept it, and there can be no assurance that Commission approval will be granted. Global understands that Commission review will occur over the next few weeks.

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Statements the Company may publish, including those in this announcement, that are not strictly historical are "forward-looking" statements under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Although the Company believes the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be realized. Forward-looking statements involve known and unknown risks which may cause the Company's actual results and corporate developments to differ materially from those expected. Factors that could cause results and developments to differ materially from the Company's expectations include, without limitation, changes in manufacturing and shipment schedules, delays in completing plant construction and acquisitions, currency exchange rates, new product and technology developments, competition within each business segment, cyclicity of the markets for the products of a major segment, litigation, significant cost variances, the effects of acquisitions and divestitures, and other risks described from time to time in the Company's SEC reports including quarterly reports on Form 10-Q, annual reports on Form 10-K and reports on Form 8-K.